





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Plengchai Pookakupt, Ph.D.
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 200/2005

March 21, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 3462

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 3462

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷1号,
邮政编码 10140
电话:(66) 2222 0000 传真:(66) 2470 3462
www.kasikornbank.com

Summary Statement of Assets and Liabilities [1/]

As at February 28, 2005



Assets	Baht	Liabilities	Baht
Cash	14,548,702,092.90	Deposits	725,909,944,688.34
Interbank and money market items	91,887,046,502.84	Interbank and money market items	14,140,873,272.04
Securities purchased under resale agreements	30,744,000,000.00	Liabilities payable on demand	5,819,808,624.20
Investments in securities, net	110,428,758,250.30	Securities sold under repurchase agreements	0.00
(with obligations Baht 15,760,895,643.97)		Borrowings	28,422,508,846.08
Credit advances (net of allowance for doubtful accounts)	550,221,442,427.09	Bank's liabilities under acceptances	768,881,548.97
Accrued interest receivables	1,601,575,157.79	Other liabilities	11,489,991,118.58
Properties foreclosed	13,938,279,689.01	Total liabilities	781,851,808,092.16
Customers' liabilities under acceptances	768,681,542.97		
Premises and equipment, net	20,695,781,013.10	**Shareholders' equity**	
Other assets	18,419,889,763.17	Paid-up share capital	
		(registered share capital Baht 50,486,148,970.00)	23,598,945,670.00
		Reserves and net profit after appropriation	26,028,774,032.53
		Other reserves and profit and loss account	20,600,925,594.48
		Total shareholders' equity	70,228,645,297.01
Total Assets	851,880,258,389.17	Total Liabilities and Shareholders' Equity	851,880,258,989.17
Customers' liabilities under unmatured bills	3,977,277,285.82	Bank's liabilities under unmatured bills	3,977,277,285.82
Total	855,857,530,674.99	Total	855,857,530,674.99

	Baht
Non-Performing Loans as at December 31, 2004 (Quarterly)	56,883,080,574.33
(9.81% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at December 31, 2004 (Quarterly)	33,555,877,638.60
Actual allowance for doubtful accounts	31,010,016,416.50
Loans to related parties	3,983,021,133.59
Loans to related asset management companies	12,580,000,000.00
Loans to related parties due to debt restructuring	3,624,611,442.12
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	79,645,439,021.10
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,031,415,730.02
Total liabilities	65,604.08
Significant contingent liabilities	
Avals to bills and guarantees of loans	871,407,931.59
Letters of credit	15,352,074,146.80

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant